Filed by ValueClick, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Be Free, Inc.
Commission File Number: 000-30135

The following communication includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed ValueClick, Inc./Be Free, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the ValueClick or Be Free stockholders to approve the merger; the risk that the ValueClick and Be Free businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting ValueClick's and Be Free's businesses generally. More detailed information about those factors is set forth in filings by ValueClick and Be Free with the Securities and Exchange Commission, including ValueClick's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. ValueClick is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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Set forth below are remarks made by James Zarley, Chief Executive Officer and Chairman of the Board of ValueClick, Inc., Sam Paisley, President of ValueClick, Inc.'s Media Division and Kurt Johnson, Chief Financial Officer of ValueClick, Inc., during a conference call on May 8, 2002 to discuss ValueClick's earnings press release.

May 8, 2002
1:00 pm PST

OPERATOR: Welcome to the ValueClick First Quarter Earnings Release Conference Call.

This call contains forward-looking statements that involve risks and uncertainties, including trends in online advertising spending and estimates of future online performance-based advertising. Actual results may differ materially from the results predicted, and reported results should not be considered an indication of future performance. Important factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements, are detailed under "Risk Factors" and elsewhere in filings with the Securities and Exchange Commission made from time to time by ValueClick, including the registration statement as filed on Form S-4 used to register the shares offered in the Be Free merger, its Annual Report on Form 10-K filed on March 22, 2002, recent quarterly reports on Form 10-Q, and current reports on Form 8-K.

Good afternoon, my name is (                        ), and I will be your conference facilitator today.
A replay of this call will be available by phone beginning at 4pm today and may be accessed through midnight, May 15, 2002. Thereafter it can be accessed on ValueClick's website at www.valueclick.com or www.streetevents.com. Previously referenced SEC Filings can also be found on the ValueClick website.

All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during that time, simply press one on your telephone keypad. Questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. I will now turn the call over to Jim Zarley, Chairman and Chief Executive Officer of ValueClick, Incorporated. Thank you, Mr. Zarley. You may begin.

JAMES ZARLEY: Good afternoon and thank you for joining us for ValueClick's First Quarter 2002 Conference Call. Joining me on today's call are Sam Paisley, President of ValueClick's Media Division, and Kurt Johnson, our Chief Financial Officer, who will review our financial performance.

Before turning the presentation over to Kurt, I would like to take a few moments to review some of our business highlights from the last quarter. After Kurt is finished, I'll take a moment to offer some closing comments, and then we will answer any questions you may have.

While Kurt will provide much more detail on our financial performance, I am pleased to announce that ValueClick has outperformed both our revenue and pro forma operating loss guidance for the first quarter of 2002. In addition, our consolidated gross margins increased by 300 basis points over the fourth quarter, and we continued to reduce our operating expenses, which is illustrated by the fact that our year-over-year net loss decreased by over 50%.

We are particularly proud to have achieved these successes during a time when the overall advertising market remains soft, and when we had a significant amount of acquisition integration to accomplish as well. Our ability to maintain our focus on responsible financial performance regardless of the conditions is what has allowed us to become an industry leader in media and technology.

Overall, the media side of our business remains somewhat sluggish domestically and abroad. While we are encouraged by certain industry analysts who forecast that online advertising will see improvement later this year, the tangible signs of that trend have yet to materialize. Amid this softness, however, there are some promising signs.

Because of our significant reach and cost-effectiveness we have seen increasing interest in CPM-based buys, both domestically and in the UK. Our CPM revenues are growing and include customers such as Visa and AT&T Wireless in the U.S., and AOL and Nescafe in the U.K.

Our UltraLeads product, which is a method for developing customized permission-based lists for clients to use in their online and offline marketing programs, also showed growth in the first quarter. This group turned in a strong performance, increasing revenue by more than 20% over Q4 and adding clients like Hewlett-Packard. The growth in this area reflects the market's increasing interest in highly-targeted, permission-based email marketing, which bodes well for UltraLeads and for Mediaplex, which provides adserving and email campaign management services.

Our Technology division, Mediaplex, is now fully integrated, the anticipated cost reductions have now been fully completed, and they will be reflected in our second quarter performance. It is important to note that we were able to reduce these costs while simultaneously increasing our quarter-over-quarter adserving revenue by 30%. We believe that technology opportunities also exist in Asia, and an initiative to introduce our products in Japan has already begun.

We are also focusing attention on our Adware Technology division, where we offer integrated Information Management software to advertising and marketing firms. Internally, we have made moves to expand Adware's sales presence, and externally we are exploring opportunities with complementary firms that can expand Adware's product line and market share.

In expanding on our technology and media offerings, we are excited and optimistic about our announcement in the first quarter of our intent to merge with Be Free, one of the largest affiliate marketing media and technology firms in the world. This proposed merger offers six major synergies that will positively impact our collective businesses:

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The first synergy is in our Products—Be Free's affiliate marketing capability, combined with ValueClick's media products and Mediaplex's technology products, are extremely synergistic to each others' businesses.

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Second, our Clients—The interest from the major clients of both companies in our combined product solutions has already begun. We expect to be able to deepen some of these relationships, in addition to developing new relationships with a broader solution of products.

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Third, Affiliates—Our ability to offer our collective website publisher partners even more ways to generate revenue from their web media and email assets will allow our combined companies to deepen our relationships on the supply side as well.

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Fourth, Expertise—One of the greatest challenges existing in this industry is the lack of knowledge about the buy and sell sides of each channel of online advertising. This additional channel of business expands the intellectual knowledge of the combined companies, and continues to round out our unique ability to consult with our clients regarding the best way to utilize each channel.

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Fifth, Cash—The merger of our two companies will result in a combined net cash balance of approximately $270 million, providing us with the financial strength and stability to grow our leadership position.

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Sixth, Profitability—In addition to all of the benefits I've mentioned, it also allows us to eliminate redundant costs between the two companies, and make the combined company profitable by the fourth quarter.

We have received all regulatory approvals on the Be Free acquisition, and are moving steadily toward completing the transaction by the end of the month.

Now, I'd like to turn the program over to Kurt Johnson, who will highlight our financial results.

KURT JOHNSON: Thanks, Jim. As I share with you our financial results for the first quarter, I should mention that these results include three full months of our Mediaplex and Adware subsidiaries' performance, while we included only two months of their results in the fourth quarter of last year, given that we acquired those operations in late October.

In the first quarter of this year we generated $12.4 million in revenue from our consolidated operations, which was a decrease of 3% over the first quarter of 2001. However, these results exceeded our guidance of $12 million in revenue for the period, which was based on three full months of Mediaplex and Adware contributions.

Our overall gross margins increased to 63% of revenue in Q1, compared to 52% in the first quarter of last year. This increase is primarily due to the addition of the higher margin technology business of Mediaplex and Adware, as well as higher gross margins from our media division.

Gross profits were $7.8 million for the first quarter of 2002, compared to gross profits of $6.6 million for the same period of 2001. Again this increase is due to the higher-margin technology business, as well as margin improvements we achieved in our media division.

In looking at sequential quarterly comparisons, our total operating expenses were $10.4 million in Q1, or $1.3 million less than our total operating expenses in Q4.

In looking at the detail of these expenses, our sales and marketing costs were $4.0 million, or 32% of revenue, in this last quarter, compared to $3.5 million in the fourth quarter of 2001. The increase in these expenses is due to the addition of three full months of Mediaplex' sales & marketing activities.

General and administrative expenses were $3.7 million in the quarter, or 30% of revenue, compared to $3.3 million in the fourth quarter of last year. Again, the increase in G&A expenses is primarily due to the addition of Mediaplex's expenses for the entire period.

Product development expenses were $2.1 million in the first quarter, or 17% of revenue, compared to $2.7 million in the fourth quarter. This is an area where we achieved sizeable cost reductions during the quarter, as we were able to fully integrate the technology operations of Mediaplex with our core technology group and achieve the cost synergies we had targeted for that combination. So despite including three full months of Mediaplex's expenses our total Q1 technology costs actually declined by 22% from Q4 of last year.

Additionally, merger-related expenses were only $17,000 in the first quarter compared to $667,000 in the fourth quarter of 2001. This reduction is simply due to the elimination of P&L expenses specifically associated with our M&A activities.

Non-cash stock-based compensation charges were $550,000 during the first quarter, or 4% of revenue, which was roughly the same amount in the fourth quarter of last year.

Interest income was $1.3 million for the first quarter, which again was the same level as the fourth quarter of 2001.

These figures lead to a GAAP net loss of $1.1 million in the first quarter of 2002, or $0.02 per share, based on the weighted average number of 53.3 million shares outstanding. This compares to a GAAP net loss of $2.7 million, or $0.06 per share for the fourth quarter of 2001. So, we were able to reduce our net loss by over 59% this quarter compared to Q4.

Including interest income and excluding certain non-cash & non-recurring charges, we generated a pro forma operating loss of $763,000 in the quarter, or $0.01 per share, which was an improvement over our guidance of a $1.0 million pro forma loss for the period.

In terms of our balance sheet, we have maintained our strong financial position, finishing the first quarter with a cash and marketable securities balance of $160 million. Additionally, we had working capital of $161 million, total assets of $187 million, and stockholders' equity of $164 million.

Our net accounts receivable balance was $9.2 million at the close of the first quarter, compared to $9.0 million at the end of the fourth quarter of 2001. This translates to a DSO number of 67 days for both Q4 of last year and for the first quarter of this year.

Cash used by operating activities for the three months of Q1 was $1.6 million. However, when you exclude $1.0 million for the payment of Mediaplex obligations that we assumed with that acquisition, and $784,000 for capitalized costs associated with the Be Free transaction, we actually had positive cash flow from operations of $195,000. Other cash uses during the quarter included a small cap-x investment of $126,000, and $1.1 million used to buy back shares of ValueClick stock.

In terms of our guidance for the second quarter, we expect to generate revenue between $13.0 to $13.5 million, or about a 5-10% increase over Q1, with gross margins of approximately 60%. Correspondingly, we project a net loss of ($.01) per share in the second quarter, with our pro forma operating income to be at a break-even level.

Additionally, given the proposed merger with Be Free, we expect reported revenues to total approximately $74 million for 2002, and that the combined operation will be operationally profitable in the fourth quarter, with a net income of $.02 per share for that period. For the entire year of 2002 we expect to report a net loss of ($.01) per share.

        I will now turn the call back over to Jim for some closing comments.

JAMES ZARLEY: Thank you, Kurt, and thanks to everyone who has joined us on this call today.

I'd like to take just a minute to summarize our comments today, and then we'll be happy to answer any questions you may have.

As a media company, we believe that ValueClick has a great future. But we also believe that online media in general continues to evolve and develop, and that we need to continually evolve as well. We need to continue to build into this area of our business the ability to have sustainable, recurring revenue from our client base, and we believe this will happen in two ways: First, by continuing to build out a more complete solution package for major companies, thereby giving them the ability to come to a single source for their integrated digital marketing programs. Second, by continuing to grow and leverage our intellectual capital in designing, presenting and fulfilling these complete solutions for our clients. Making these moves will enable our company to educate marketers on how to most effectively use the online channel, alone and in combination with their offline programs. We believe that the proposed Be Free merger is one more step in this strategy of completing the offerings that our company needs to bring to the marketplace.

In our Technology division, we have completed the cost reductions and have realized the synergies we expected—and revenues and gross margins have grown as a result. In short, we have done what we said we would do when we completed the transaction. We believe that Mediaplex and Adware are now gaining traction and are positioned for growth.

What we have successfully accomplished with this merger in the past two quarters has positioned us for success with our next one—Be Free. As I outlined earlier, significant synergies exist between our companies, and both sides are enthusiastic and optimistic about our prospects in the marketplace going forward. We have already held initial meetings to identify and prioritize these synergies, and have begun to establish a phased action plan for beginning to realize the benefits at the completion of the transaction.

That completes our presentation, and I will now turn the program back over to the operator for any questions you may have.

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ValueClick, Inc. filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-84802), declared effective by the SEC on April 15, 2002, in connection with its proposed business combination transaction with Be Free, Inc., and ValueClick, Inc. and Be Free, Inc. filed with the SEC and mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

ValueClick and Be Free, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A list of the names of ValueClick's and Be Free's directors and executive officers and descriptions of their interests in ValueClick and Be Free is contained in the Joint Proxy Statement/Prospectus. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Joint Proxy Statement/Prospectus.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800/SEC-0330 for further information about the public reference room. Investors and security holders will be able to obtain free copies of these documents filed by ValueClick and Be Free through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.